UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Tongjitang Chinese Medicines Company

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G8918E106

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8918E106	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Merrill Lynch & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 10,381,324 ordinary shares
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 10,381,324 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,381,324 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.67%
12	TYPE OF REPORTING PERSON* CO, HC

CUSIP No. G8918E106	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON ML Global Private Equity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 7,446,756 ordinary shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 7,446,756 ordinary shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,446,756 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.50%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. G8918E106	13G	Page 4 of 6 Pages

ITEM 1	(a).	NAME OF ISSUER:

Tongjitang Chinese Medicines Company

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

5th Floor, Block B Baiying Medical Device Park Nanhai Avenue South, Nanshan District Shenzhen, Guangdong Province 518067 People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Merrill Lynch & Co., Inc. ML Global Private Equity Fund, L.P.

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Merrill Lynch & Co., Inc. 4 World Financial Center New York, NY 10080

ML Global Private Equity Fund, L.P. c/o Merrill Lynch 4 World Financial Center New York, NY 10080

ITEM 2	(c).	CITIZENSHIP:

Merrill Lynch & Co., Inc. is a company organized under the laws of the state of Delaware. ML Global Private Equity Fund, L.P. is a Cayman Islands exempted limited partnership.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

G8918E106

ITEM 3.	Not Applicable

CUSIP No. G8918E106	13G	Page 5 of 6 Pages

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the ordinary shares, par value $0.001 per share, of the Issuer by each of the reporting persons is provided as of December 31, 2007:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Merrill Lynch & Co., Inc.	10,381,324	7.67%	0	10,381,324	0	10,381,324

ML Global Private Equity Fund, L.P.	7,446,756	5.50%	7,446,756	0	7,446,756	0

Merrill Lynch & Co., Inc. is a Delaware corporation whose relation to the other Reporting Persons is explained below. Merrill Lynch & Co., Inc. may be deemed to beneficially own a total of 10,381,324 ordinary shares of the Issuer. Merrill Lynch & Co., Inc. disclaims beneficial ownership of the shares held by the other Reporting Persons listed herein.

ML Global Private Equity Fund, L.P., a Cayman Islands exempted limited partnership, is the record holder of 7,446,756 ordinary shares of the Issuer and its general partner is MLGPE Ltd. MLGPE Ltd. is wholly owned by ML Global Private Equity Partners, L.P., whose general partner is Merrill Lynch GP Inc. Merrill Lynch GP Inc. is wholly owned by Merrill Lynch Group, Inc., which is in turn wholly owned by Merrill Lynch & Co., Inc. Each such entity disclaims beneficial ownership of the shares owned by ML Global Private Equity Fund, L.P.

Merrill Lynch Ventures L.P. 2001, a Delaware limited partnership, is the record holder of 2,482,252 ordinary shares of the Issuer. Its general partner, Merrill Lynch Ventures, LLC, is wholly owned by Merrill Lynch Group, Inc., which is in turn wholly owned by Merrill Lynch & Co., Inc. Each such entity disclaims beneficial ownership of the shares owned by Merrill Lynch Ventures L.P. 2001.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Delaware corporation, and a broker, holds 18,549 American depositary shares, or ADSs, representing 74,196 ordinary shares of the Issuer (as one ADS represents four ordinary shares of the Issuer). Merrill Lynch, Pierce, Fenner & Smith Incorporated is wholly owned by Merrill Lynch & Co., Inc. Merrill Lynch & Co., Inc. disclaims beneficial ownership of the shares held by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Merrill Lynch International holds 94,530 ADSs, representing 378,120 ordinary shares of the Issuer (as one ADS represents four ordinary shares of the Issuer). Merrill Lynch International is ultimately wholly owned by Merrill Lynch & Co., Inc.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

CUSIP No. G8918E106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

Merrill Lynch & Co., Inc.	By:	/s/ Frank J. Marinaro
	Name:	Frank J. Marinaro
	Title:	Assistant Secretary

ML Global Private Equity Fund, L.P.	Acting by MLGPE Ltd., the general partner of ML Global Private Equity Fund, L.P.

	By:	/s/ Frank J. Marinaro
	Name:	Frank J. Marinaro
	Title:	Vice President and Secretary

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement